Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF LOSS PER SHARE OF CLASS A STOCK

SIX MONTHS ENDED JUNE 30,	2005	2004
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

BASIC EPS
Net Gain (loss) (1)	$4,117	$(634)

Gain (Loss) per Class A Share	$0.20	$(0.03)

Shares used in calculation (2)	19,937	19,814

DILUTED EPS
Net Gain (loss)	$4,217	$(634	)(2)

Gain (loss) per Class A Share	$0.19	$(0.03)

Shares used in calculation (2)	22,346	19,814

(1)	After deduction of accrued preferred stock dividends of $100 and $107 respectively.

(2)	In 2004, the conversion of the 4% and 6-1/2% Preferred Stock and the exercise of stock options were excluded from the diluted EPS calculation due to the antidilutive effect.